Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods ended, Protective Life Insurance Company’s (the “Company”) ratios of:

·                  Consolidated earnings to fixed charges.
·                  Consolidated earnings to fixed charges before interest credited on investment products.

	Successor Company					Predecessor Company
	For The Three Months Ended		For The Year Ended		February 1, 2015	January 1, 2015
	March 31,		December 31,		to	to	For The Year Ended
	2018	2017	2017	2016	December 31, 2015	January 31, 2015	December 31, 2014
Ratio of Consolidated Earnings to Fixed Charges(1)	1.1	1.4	1.5	1.6	1.3	2.5	1.8
Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products(2)	1.5	2.9	3.6	4.0	3.3	13.9	7.0

(1)The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP). The formula for this ratio is: (BT+I+IP)(I+IP). The Company continues to sell investment products that credit interest to the contract holder. Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies. The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increase in earnings.
(2)The Company calculates the ratio of “Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income from continuing operations before income tax (BT) and interest expense (I) by interest expense (I). The formula for this calculation, therefore, would be: (BT+I)/I.

Computation of Consolidated Earnings Ratios

	Successor Company					Predecessor Company
	For The Three Months Ended		For The Year Ended		February 1, 2015	January 1, 2015
	March 31,		December 31,		to	to	For The Year Ended
	2018	2017	2017	2016	December 31, 2015	January 31, 2015	December 31, 2014
	(Dollars In Thousands, Except Ratio Data)					(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings to Fixed Charges
Income from Continuing Operations before Income Tax	$21,936	$86,644	$464,008	$522,681	$254,188	$132,847	$738,789
Add Interest Expense	46,389	44,576	181,584	174,550	109,780	10,265	122,152
Add Interest Credited on Investment Products	178,238	160,239	692,993	699,227	682,836	79,088	824,418
Earnings before Interest, Interest Credited on Investment Products and Taxes	$246,563	$291,459	$1,338,585	$1,396,458	$1,046,804	$222,200	$1,685,359
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.1	1.4	1.5	1.6	1.3	2.5	1.8
Computation of Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products
Income from Continuing Operations before Income Tax	$21,936	$86,644	$464,008	$522,681	$254,188	$132,847	$738,789
Add Interest Expense	46,389	44,576	181,584	174,550	109,780	10,265	122,152
Earnings before Interest and Taxes	$68,325	$131,220	$645,592	$697,231	$363,968	$143,112	$860,941
Earnings before Interest and Taxes Divided by Interest Expense	1.5	2.9	3.6	4.0	3.3	13.9	7.0